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                                [Company Logo]
Press Release                                                       EXHIBIT 99.1

Satyam signs new multi-year service agreements with TRW Automotive and Northrop
                                    Grumman

          Satyam to buy Northrop Grumman's 24% stake in Joint Venture

Hyderabad, March 17, 2003: Satyam Computer Services Ltd.(NYSE:SAY), a leading global provider of IT services, announced today that it has signed new Master Services Agreements with Northrop Grumman Space & Mission Systems Corp., formerly known as TRW Inc. (NGSM) and TRW Automotive Inc. relating to changes in the continuing relationship with the two companies.

As per the new agreement, Satyam will buy Northrop Grumman Space & Mission Systems' 24% shareholding in Satyam Manufacturing Technologies Inc. (SMTI), the NGSM-Satyam Joint Venture Company for a consideration of US$ 3.5 million. Following the divestiture by NGSM, SMTI will become a 100% subsidiary of Satyam. SMTI was formed in September 2000 as a 76:24 joint venture between Satyam and TRW Inc.

The main reason for purchase of NGSM's stake was the split of TRW businesses into distinct entities with separate shareholding patterns.

In October 2002, Goodrich Corporation acquired TRW Inc.'s Aeronautical Systems businesses. Following this, Northrop Grumman Corporation acquired TRW Inc. Subsequently, Northrop Grumman Corporation divested the TRW Automotive business to The Blackstone Group, a leader in the field of private equity investing, with investments exceeding US$ 14 billion.

Over the past two years, Satyam has developed strong relationships with various divisions of TRW Inc. across North America, Europe and Asia on a wide spectrum of projects involving application development and maintenance, engineering services, data centre support, ERP support and web development.

The new Master Services Agreement (MSA) between Satyam and NGSM is for a period of three years and shall also be applicable to the affiliates of Northrop Grumman Corporation. The new MSA between Satyam and TRW Automotive is for a period of five years. TRW Automotive has targeted revenues of US$ 20 million each year for the duration of the agreement.

Commenting on the occasion, Satyam Chairman Mr.B.Ramalinga Raju said: "We value the relationship built with the various divisions of TRW and look forward to supporting their growth as independent companies. The continuation of services by Satyam to the former TRW entities in the light of their ownership changes is a measure of the maturity of our relationship. This has now provided us a great opportunity to forge ties with global corporations such as Goodrich, Northrop Grumman and the Blackstone Group."

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                                [Company Logo]

About Satyam Computer Services Ltd.

Satyam Computer Services Ltd. (NYSE: SAY), a diverse end-to-end IT solutions provider, offers a range of expertise aimed at helping customers re-engineer and re-invent their businesses to compete successfully in an ever-changing marketplace. Over 9300 highly skilled professionals in Satyam work onsite, offshore or offsite to provide customised IT solutions for companies in several industry sectors.

Satyam's ideas and products have resulted in technology-intensive transformations that have met the most stringent of international quality standards. Satyam development centres in India, USA, UK, Middle East, Singapore, Japan and Australia serve over 270 global companies, of which 76 are Fortune 500 corporations. The Satyam marketing network spans 45 countries across five continents. More details of Satyam are available at www.satyam.com.

About Northrop Grumman Corporation

Northrop Grumman Corporation is a $25 billion global defence company, headquartered in Los Angeles, California. Northrop Grumman provides technologically advanced, innovative products, services and solutions in systems integration, defence electronics, information technology, advanced aircraft, shipbuilding and space technology. With approximately 120,000 employees and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.

About TRW Automotive

TRW Automotive's sales place it eighth largest among the world's automotive suppliers. Now the seventh largest firm headquartered in the Detroit Metropolitan area, the company employs approximately 64,000 people in 22 countries.
TRW Automotive is headquartered in Livonia, Michigan, USA. Its products include integrated vehicle control and driver assist systems, braking systems, steering systems, suspension systems, occupant safety systems (seat belts and airbags), electronics, engine valves, fastening systems and aftermarket replacement parts. TRW Automotive news is available on the Internet at www.trwauto.com.

For any clarifications, please contact:

        Abhijit Roy                   Ramnath Peddinti
        General Manager               Manager
        Corporate Communications      Corporate Communications
        Satyam Computer Services Ltd. Satyam Computer Services Ltd.
        Ph: 040 2 3306767 extn.7843   Ph: 040 2 330 6767 extn. 7804
        Mobile: 98494 46253           Mobile: 98493 11911
        Email: abhijit_roy@satyam.com Email: ramnath_peddinti@satyam.com

Safe Harbor:

This press release contains forward-looking statements within the meaning of section 27A of Securities Act of 1933, as amended and section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Satyam undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with our business, please see the discussions under the heading "Risk Factors" in our report on Form 6-K concerning the fiscal quarter ended December 31, 2002 furnished to the United States Securities Exchange Commission on February 14, 2003 and the other reports filed with the Securities Exchange Commission from time to time. These filings are available at www.sec.gov.

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